EXHIBIT 21

                   SUBSIDIARIES OF COMMODORE HOLDINGS LIMITED


1. Almira Enterprises, Inc., a Panamanian corporation

2. Azure Investments, Inc., a Panamanian corporation

3. Capri Cruises, a partially-owned Florida general partnership

4. Commodore Cruise Limited, a Bermudan corporation

5. New Commodore Cruise Lines Limited, a Bermudan corporation

6. Sea-Comm, Ltd., a partially-owned Liberian corporation